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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                               ___________

                                FORM 8-A


             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                  SECURITIES AND EXCHANGE ACT OF 1934


                        U.S. DRUG TESTING, INC.
        (Exact name of Registrant as specified in Its charter)


             Delaware                            33-0539168
(State of Incorporation or Organization)       (I.R.S. Employer
                                               Identification no.)


10400 Trademark Street
Rancho Cucamonga, California  	                        91730
(Address of principal executive offices)	           (Zip Code)


If this form relates to the	             If this form relates to the
registration of a class of securities		  registration of a class of
pursuant to Section 12(b) of the         securities pursuant to Section
and is effective pursuant to General     12(g) of the Exchange Act and is
Instruction	A.(c), please check          effective pursuant to General
the following box. []                    Instruction A.(d), please check the
                                         following box. [X]

Securities Act registration statement file number to which
this form relates:      None
						             (If applicable)


Securities to be registered pursuant to Section 12(b) of the Act:    None


Securities to be registered pursuant to Section 12(g) of the Act:


            Common Stock, $.001 par value
                   (Title of Class)

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          INFORMATION REQUIRED IN REGISTRATION STATEMENT


Item 1.   Description of Registrant's Securities to be Registered.


 U.S. Drug Testing, Inc. (the "Company") has authorized 50,000,000 shares of Common Stock, $.001 par value (the "Common Stock"), and that is the sole class as to which the Company seeks registration under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). There are no other classes of capital stock authorized, although the Board of Directors had considered in 1997, and may consider in 1998, seeking shareholder approval to authorize a class of preferred stock as a means of securing financing for the Company.

	Holders of the Common Stock (1) have one vote per share;
(2) have equal rights to any dividends as, when and if declared by the Board of Directors of the Company; (3) are entitled to share in all assets available for distribution to stockholders upon liquidation, dissolution or winding up of the Company's affairs; (4) have no pre-emptive, subscription or conversion rights and (5) have no sinking fund provisions. There are no provisions in the Certificate of Incorporation or By-Laws of the Company which discriminate against any existing or prospective holder of the Common Stock as a result of such holder's ownership of a substantial amount of the Common Stock. All outstanding shares of the Common Stock are fully paid and nonassessable and all shares of the Common Stock to be issued in the future will be fully paid and nonassessable if (1) the entire amount of the consideration given for such shares, as authorized pursuant to Section 153 of the General Corporation Law of the State of Delaware (the "GCL"), has been received by the Company in the form of cash, services rendered, personal property, real property, leases of real property, or a combination thereof or (2) not less than the amount of the consideration determined to be capital pursuant to Section 154 of the GCL has been received by the Company in such form and the Company has received a binding obligation of the subscriber or purchaser to pay the balance of the subscription or purchase price. There are no restrictions on the alienability of the Common Stock other than those which may be imposed by the Securities Act of 1933, as amended, on particular shares.

	There are no provisions in the Certificate of Incorporation or By-Laws of the Company that may have the effect of delaying, deferring or preventing a change in control of the Company and that would operate with respect to an extraordinary corporate transaction involving the Company, such as a merger, a reorganization, a tender offer, a sale or transfer of substantially all of its assets, or liquidation.

	Holders of the Common Stock have no cumulative voting rights and there is no classification of the Board of Directors, which means that stockholders owning more than 50% of the outstanding shares of the Common Stock can vote to elect all directors. Meadow Lane Partners LLC ("Meadow Lane") currently owns more than 50% of the outstanding shares of the Common Stock. Accordingly, Meadow Lane would be able to elect all of the directors and the remaining stockholders would not be able to elect any.

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	Dividend payments on the Common Stock are discretionary
with the Board of Directors of the Company and will depend on various factors, including earnings, capital requirements and financial condition. The Board has no current plan to pay cash dividends on the Common Stock in the foreseeable future because of the cash requirements of the Company to complete its research and development program and its history of losses which are expected to continue for at least two years when its first product is anticipated to be brought to market, as to which there can be no assurance.

	The Transfer Agent for the Common Stock is U.S. Stock
Transfer Corporation, 1745 Gardena Avenue, Suite 200, Glendale,
CA 91204.

	The Common Stock was previously registered pursuant to
Section 12(b) of the Exchange Act and was listed and traded on the Pacific Exchange, Inc. (the "Exchange") until trading was suspended by the Exchange on May 13, 1997 as a result of the Company's failure to meet the Exchange's net tangible asset/net worth requirements for Tier II securities. On September 29, 1997, after the Company withdrew its appeal from the Exchange's decision on May 12, 1997 to delist the Common Stock, the Exchange applied to the Securities and Exchange Commission (the "Commission") pursuant to Rule 12d2-2 under the Exchange Act to remove the Common Stock from listing and registration on the Exchange effective October 29, 1997. The Commission issued such order on October 28, 1997. The Company has, however, continued to file periodic reports pursuant to Section 13 of the Exchange Act.


Item 2.   Exhibits.

	The following exhibits are incorporated by reference to the Company's Registration Statement on Form SB-2, File No. 33-
61786:

Number	  Exhibit

3(a)	    Copy of Certificate of Incorporation of the Company as
         filed in Delaware on October 8, 1992.

3(a)(1)	 Copy of Amendment to Certificate of Incorporation of
         the Company as filed in Delaware on October 13, 1992.

3(b)	    Copy of By-Laws of the Company.

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                         SIGNATURES


	Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                							U.S. DRUG TESTING, INC.
                                    								(Registrant)


Date:  February 4, 1998			      	By: /s/ Linda H. Masterson
                                    -----------------------------------------
                            							      Linda H. Masterson
                            							      President and Chief Executive Officer